UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

NeuroBo Pharmaceuticals, Inc. (f/k/a/ Gemphire Therapeutics Inc.)

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

64132R 107

(CUSIP Number)

Charles L. Bisgaier

43334 Seven Mile Rd., Suite 100
Northville, MI 48167

734-604-1994

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 30, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36870A 108

1	Name of Reporting Person: Charles L. Bisgaier

2	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3	SEC Use Only:

4	Source of Funds: Not applicable.

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power: 57,243

	8	Shared Voting Power: 769

	9	Sole Dispositive Power: 57,243

	10	Shared Dispositive Power: 769

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 58,012

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13	Percent of Class Represented by Amount in Row (11): 0.4% (See Item 5 herein)

14	Type of Reporting Person: IN

END OF COVER PAGE

Item 1.         Security and Issuer.

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D originally filed by Dr. Bisgaier on August 2, 2019 relating to the shares of common stock, par value $0.001 per share (the “Common Stock”), of NeuroBo Pharmaceuticals, Inc., a Delaware corporation (f/k/a Gemphire Therapeutics Inc.) (the “Issuer”).  The Issuer’s address is 177 Huntington Avenue, Suite 1700 Boston, Massachusetts 02115.

Certain terms used but not defined in this Amendment No. 1 have the meanings ascribed thereto in the Schedule 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule 13D.

Item 2.         Identity and Background.

(a)                                 This statement is being filed on behalf of Charles L. Bisgaier.

(b)                                 The principal business address for Dr. Bisgaier is 43334 Seven Mile Rd., Suite 100 Northville, MI 48167.

(c)                                  Dr. Bisgaier is a scientist and prior to December 30, 2019 was the Chairman and Chief Scientific Officer of the Issuer.

(d)-(e)               During the last five years, Dr. Bisgaier has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                   Dr. Bisgaier is a citizen of the United States of America.

Item 3.         Source and Amount of Funds or Other Consideration.

The transactions described in Item 4 hereof have not required, and are not expected to require, the payment of any funds by Dr. Bisgaier.

Item 4.         Purpose of Transaction.

On December 30, 2019, the Issuer completed its previously-announced business combination with NeuroBo Pharmaceuticals, Inc. (“Old NeuroBo”) in accordance with the terms of the Agreement and Plan of Merger and Reorganization, dated as of July 24, 2019, as amended on October 29, 2019, by and among the Issuer, GR Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Issuer (“Merger Sub”), and Old NeuroBo (the “Merger Agreement”), pursuant to which Merger Sub merged with and into Old NeuroBo, with Old NeuroBo continuing as a wholly owned subsidiary of the Issuer and the surviving corporation of the merger (the “Merger”).

On December 30, 2019, prior to the completion of the Merger, the Issuer effected a 1:25 reverse stock split of the Common Stock (the “Reverse Stock Split”).  Also on December 30, 2019, in connection with the Merger, the Issuer issued shares of Common Stock to holders of common stock of Old NeuroBo, all options held by Dr. Bisgaier were cancelled and Dr. Bisgaier’s restricted stock award granted on July 24, 2019 fully vested.

Item 5.         Interest in Securities of the Issuer.

(a) — (b) As a result of the transactions described in Item 3 hereof, Dr. Bisgaier beneficially owns an aggregate of 58,012 shares of Common Stock (of which he holds sole voting and dispositive power with respect to 57,244 shares of Common Stock, individually and as trustee of The Charles L. Bisgaier Trust, and of which he holds shared voting and dispositive power with respect to 769 shares of Common Stock as a member of the Bisgaier Family, LLC), constituting approximately 0.4% of the outstanding Common Stock.  Because Dr. Bisgaier’s beneficial ownership of the Common Stock has decreased to below 5% of the outstanding Common Stock, transactions, if any, by Dr. Bisgaier in the Common Stock subsequent to the filing of this Amendment No. 1 will not be reportable pursuant to Section 13(d) of the Act and Regulation 13D-G thereunder unless and until his beneficial ownership again exceeds 5% of the outstanding Common Stock.

(c)                                  Except for the transactions described in Items 3, 4, or 5 of the Schedule 13D, as amended by this Amendment No. 1, during the last sixty days there were no transactions with respect to the Common Stock effected by Dr. Bisgaier.

(d)                                 Except as set forth in this Item 5, no person other than each respective record owner of securities referred to herein is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities discussed herein.

(e)                                  Dr. Bisgaier’s beneficial ownership of the Common Stock decreased to below 5% of the outstanding Common Stock on December 30, 2019.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In connection with the Merger, Dr. Bisgaier entered into a lock up agreement, pursuant to which he accepted certain restrictions on transfers of any shares of Common Stock for the 180-day period following the effective time of the Merger. Except as described in the Schedule 13D, as amended by this Amendment No. 1, to the knowledge of Dr. Bisgaier, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among Dr. Bisgaier and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7.         Material to be Filed as Exhibits.

Exhibit 1	Form of Lock-Up Agreement (incorporated by reference to Exhibit 2.5 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 25, 2019).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2020

CHARLES L. BISGAIER

/s/ Charles L. Bisgaier
Charles L. Bisgaier, individually